

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Greg Kress
Chief Executive Officer
Shapeways Holdings, Inc.
30-02 48th Avenue
Long Island City, NY 11101

> **Re: Shapeways Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 6, 2022**
> **File No. 333-267763**

Dear Greg Kress:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gregory Herbers at 202-551-8028 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Hozefa M. Botee